Exhibit 99.1

Can-Fite: Namodenoson Significantly Inhibits Pancreatic Cancer in Preclinical Studies—A Patent Has Been Filed

●	Data show significant anti-cancer effect in pancreatic carcinoma as a monotherapy and an additive effect when combined with gemcitabine, the standard-of-care chemotherapy for pancreatic cancer

●	Namodenoson’s excellent safety profile and its ability to directly inhibit the growth of pancreatic tumors present its potential as an effective drug for the treatment of this devastating disease which has a 5-year survival rate of only 11% in the U.S.

●	Can-Fite has filed a patent application that covers the use of Namodenoson for the treatment of pancreatic cancer

PETACH TIKVA, Israel, January 24, 2023 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced that its anti-cancer drug Namodenoson significantly inhibits the growth of pancreatic carcinoma as a stand-alone treatment. In combination with the leading chemotherapy used in pancreatic cancer, gemcitabine, Namodenoson demonstrated a significant additive effect. These pre-clinical studies were conducted on advanced pancreatic carcinoma patient cells. Namodenoson’s molecular mechanism of action in pancreatic cancer involves the regulation of the NF-κB /IκB /STAT3-mediated pathway.

Namodenoson is currently being evaluated in a pivotal Phase III study in advanced liver cancer and has completely cleared cancer in an advanced liver cancer patient who remains cancer-free 6 years after starting treatment.

“Following Namodenoson’s successful results in advanced liver cancer, we continue to develop our oncology drug for the treatment of additional aggressive tumors including pancreatic cancer. There is a dire need for a safe and effective treatment for patients with pancreatic carcinoma where Namodenoson has an advantage due to its protective effects on the cardiovascular system, liver, and bone marrow,” stated Can-Fite CEO Dr. Pnina Fishman “Our pre-clinical Namodenoson studies in pancreatic cancer, combined with the clinical data from liver cancer, may open the door for an effective and safe treatment in this devastating disease which accounts for nearly a half-million diagnoses and deaths each year.”

Based on these findings, Can-Fite has filed a patent application that covers the use of Namodenoson for the treatment of pancreatic cancer.

The highest incidence rates for pancreatic cancer are in Asia, Europe, and North America. According to the American Society of Clinical Oncology (ASCO), in 2020, an estimated 496,000 people were diagnosed with pancreatic cancer globally and an estimated 466,000 died from the disease. The 5-year survival rate for people with pancreatic cancer in the U.S. is 11%. Acumen Research estimates the global pancreatic cancer therapeutics market was valued at approximately $3.6 billion in 2021 and is projected to grow to approximately $6.6 billion by 2030.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson was evaluated in Phase II trials for two indications, as a second line treatment for hepatocellular carcinoma, and as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company's lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis. Can-Fite's liver drug, Namodenoson, is being evaluated in a Phase IIb trial for the treatment of non-alcoholic steatohepatitis (NASH), and enrollment is expected to commence in a Phase III trial for hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,500 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114